SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 333-09470
_____________________________________

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant’s name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

VIVO PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.	Market Announcement of Vivo Participações dated July 8, 2009

2.	Market Announcement of Telemig Celular Participações S.A. dated July 8, 2009

3.	Market Announcement of Telemig Celular S.A. dated July 8, 2009

Item 1.

VIVO PARTICIPAÇÕES S.A. CNPJ/MF 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

NOTICE TO SHAREHOLDERS

We hereby inform the shareholders that the General Shareholders’ Meeting of the Company scheduled for July 14, 2009, at 2:00 PM for the purpose of resolving the terms and conditions of the merger of shares of Telemig Celular Participações S.A. into the Company (“Corporate Restructuring”), as described in the Notices of Material Fact published on March 23, 2009 and on May 29, 2009, has been rescheduled for July 27, 2009, at 2:00 PM, in light of the procedures for the registration of the Corporate Restructuring with the Securities and Exchange Commission – SEC, as set forth by the rules of such North-American commission. These procedures are required because of the negotiation at the New York Stock Exchange of ADRs issued by the Company and by Telemig Celular Participações S.A.

We also announce that the call notice for the above-mentioned shareholders’ meeting was released today with all the specific information regarding its new date and with the same agenda of the call that was previously published.

São Paulo, July 08, 2009.

Ernesto Gardelliano
Investor Relations Officer

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held company with authorized capital

Extraordinary General Shareholders’ Meeting

Call Notice

The shareholders are hereby summoned to attend to the Extraordinary General Shareholders’ Meeting of the Company to be held at 2:00 p.m. on July 27, 2009, at the head office of the Company, at Av. Roque Petroni Junior, 1464, auditorium, Morumbi, in the Capital of the State of São Paulo, in order to resolve the issues raised in the Notices of Material Fact that were published on March 23, 2009 and on May 29, 2009 (“Notices of Material Fact”) according to the following agenda:

(a)           analyze and resolve the terms and conditions of the draft of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of Telemig Celular Participações S.A. (“TCP”) and of the Company, in connection with the merger of the shares of TCP into the Company for the conversion of TCP into a wholly-owned subsidiary of the Company, as described in the Notices of Material Fact;

(b)           ratify the retention, by the managers of the Company and TCP: (i) of the specialized company Citigroup Global Markets Inc., enrolled with CNPJ/MF under No. 05.986.949/0001-48 (“Citi”), for the valuation of the Company and Vivo Part., based on their respective economic values; (ii) of the specialized company Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) to (a) evaluate the net worth of TCP and the Company, at market prices; (b) evaluate the shares of TCP for the purpose of setting forth the capital increase of the Company; and (iii) of the independent specialized company Ernst & Young Auditores Independentes SS. (“Ernst & Young”) to evaluate the net worth of TCP and the Company at their respective book values.

(c)           analyze and resolve the valuation reports mentioned in item (b) above and the consequent capital increase resulting from the merger of shares, in accordance with the Protocol of Merger, with the amendment to article 5 of the By-laws of the Company; and

(d)           determine the exchange ratio of shares of TCP for new shares of the Company to be issued, with the conversion of TCP into a wholly-owned subsidiary of the Company.

GENERAL INSTRUCTIONS:

(a)           The powers of attorney granted by shareholders of the Company, for representation at the meeting, shall be deposited at the head office, at Av. Roque Petroni Junior, 1464, 3rd floor, side B, up to 48 hours before the Shareholders’ Meeting is held;

(b)           The shareholders that are part of the Fungible Custody of Registered Shares of the Stock Exchanges and that intend to attend to this meeting shall deliver a statement containing their corresponding equity interest held in the Company, dated up to 48 hours before the date of the meeting.

(c)           The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item (a) above, and, additionally, may also be viewed at the websites of Investors Relations and BM&FBOVESPA.

Notice pursuant to the rules of the U.S. Securities and Exchange Commission, or SEC: This Call Notice is only information distributed by the Company to its shareholders in connection with actions to be taken by such shareholders at an Extraordinary General Meeting and it is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

Vivo Participações S.A. informs its investors of American Depositary Shares and to the U.S. holders of common and preferred shares of the Company that it has filed a preliminary registration statement, and will file a final registration statement, with the SEC in connection with the transactions described in the Call Notice. The investors of American Depositary Shares of the Company and U.S. holders of common and preferred shares of the Company are highly encouraged to read the applicable U.S. prospectus/information statement (preliminary already filed and final when available) and the documents incorporated by reference therein, as such documents will contain important information. The U.S. prospectus/information statement addressed to the investors of American Depositary Shares of the Company and to the U.S. holders of common and preferred shares of the Company has been filed in preliminary form and will be filed in final form with the SEC as part of the Registration Statement on Form F-4 of the Company and of Telemig Celular Participações S.A. Investors and security holders may obtain a free copy of the U.S. prospectus/ information statement applicable (preliminary already filed and final when available) and other documents filed by the Company and by Telemig Celular Participações S.A. with the SEC at the SEC website, www.sec.gov. A copy of the applicable U.S. prospectus/information statement (preliminary already filed and final when available) can also be obtained free of charge from the Company.

São Paulo, July 8, 2009.

__________________________________
Luis Miguel Gilpérez López
President of the Board of Directors

Item 2.

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.118/0001-65 - NIRE 31.300.025.357 Publicly-held company with authorized capital

NOTICE TO SHAREHOLDERS

We hereby inform the shareholders that the General Shareholders’ Meeting of the Company scheduled for July 14, 2009, at 12:00 PM for the purpose of resolving the terms and conditions of the merger of shares of Telemig Celular S.A. into the Company and the subsequent merger of shares of the Company into Vivo Participações S.A. (“Corporate Restructuring”), as described in the Notices of Material Fact published on March 23, 2009 and on May 29, 2009, has been rescheduled for July 27, 2009, at 12:00 PM, in light of the procedures for the registration of the Corporate Restructuring with the Securities and Exchange Commission – SEC, as set forth by the rules of such North-American commission. These procedures are required because of the negotiation at the New York Stock Exchange of ADRs issued by the Vivo Participações S.A. and by the Company.

We also announce that the call notice for the above-mentioned shareholders’ meeting was released today with all the specific information regarding its new date and with the same agenda of the call that was previously published.

Belo Horizonte, July 08, 2009.

Ernesto Gardelliano
Investor Relations Officer

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65- NIRE 31.300.025.357 Companhia aberta de capital autorizado

Extraordinary General Shareholders’ Meeting

Call Notice

The shareholders are hereby summoned to attend to the Extraordinary General Shareholders’ Meeting of the Company to be held at 12:00 p.m. on July 27, 2009, at the head office of the Company, in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, in order to resolve the issues raised in the Notices of Material Fact that were published on March 23, 2009 and on May 29, 2009 (“Notices of Material Fact”) according to the following agenda:

(a)           analyze and resolve the terms and conditions of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of the Company and of Telemig Celular S.A. (“TC”), in connection with the merger of shares of TC into the Company for the conversion of TC into a wholly-owned subsidiary of the Company, as described in the Notices of Material Fact;

(b)           analyze and resolve about the terms and conditions of the draft of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of the Company and of Vivo Participações S.A. (“Vivo Part.”), in connection with the merger of the shares of the Company into Vivo Part. for the conversion the Company into a wholly-owned subsidiary of Vivo Part., as described in the Notices of Material Fact;

(c)           ratify the retention, by the managers of the Company, Vivo Part. and TC: (i) of the specialized company Citigroup Global Markets Inc., enrolled with CNPJ/MF under No. 05.986.949/0001-48 (“Citi”), for the valuation of the Company, TC and Vivo Part., based on their respective economic values; (ii) of the specialized company Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) to (a) evaluate the net worth of the Company and companies TC and Vivo Part. based on their economic values; and (b) evaluate the shares of the Company and TC for the purpose of setting forth the capital increase of the respective merging companies of the shares of TC and the Company; and (iii) of the independent specialized company Ernst & Young Auditores Independentes SS. (“Ernst & Young”) to evaluate the net worth of the Company, TC and Vivo Part. based on their respective book values.

(d)           analyze and resolve the valuation reports mentioned in item (c) above and the consequent capital increase resulting from the merger of shares, in accordance with the Protocol of Merger, with the amendment to article 5 of the bylaws of the Company; and

(e)           determine the exchange ratio of shares of TC for new shares to be issued by the Company, with the conversion of TC into a wholly-owned subsidiary of the Company; and the exchange ratio of shares of the Company for new shares to be issued by Vivo Part., with the conversion of the Company into a wholly-owned subsidiary of Vivo Part.

GENERAL INSTRUCTIONS:

(a)           The powers of attorney granted by shareholders of the Company, for representation at the meeting, shall be deposited at the head office, at Rua Levindo Lopes, 258, up to 48 hours before the Shareholders’ Meeting is held;

(b)           The shareholders that are part of the Fungible Custody of Registered Shares of the Stock Exchanges and that intend to attend to this meeting shall deliver a statement containing their corresponding equity interest held in the Company, dated up to 48 hours before the date of the meeting.

(c)           The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item (a) above, and, additionally, may also be viewed at the websites of Investors Relations and BM&FBOVESPA.

Notice pursuant to the rules of the U.S. Securities and Exchange Commission, or SEC: This Call Notice is only information distributed by the Company to its shareholders in connection with actions to be taken by such shareholders at an Extraordinary General Meeting of the Company and it is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

Telemig Celular Participações S.A. informs its investors of American Depositary Shares and to the U.S. holders of common and preferred shares of the Company that it has filed a preliminary registration statement, and will file a final registration statement, with the SEC in connection with the transactions described in the Call Notice. The investors of American Depositary Shares of the Company and the U.S. holders of common and preferred shares of the Company are highly encouraged to read the applicable U.S. prospectus/information statement (preliminary version already filed and final when available) and the documents incorporated by reference therein, as such documents will contain important information. The U.S. prospectus/information statement addressed to the investors of American Depositary Shares of the Company and to the U.S. holders of common and preferred shares of the Company has been filed in preliminary form and will be filed in final form with the SEC as part of the Registration Statement on Form F-4 of the Company and of Vivo Participações S.A. Investors and security holders may obtain a free copy of the U.S. prospectus/ information statement applicable (preliminary already filed and final when available) and other documents filed by the Company with the SEC at the SEC website, www.sec.gov. A copy of the applicable U.S. prospectus/information statement (preliminary already filed and final when available) can also be obtained free of charge from the Company.

Belo Horizonte, July 8, 2009.

__________________________________
Luis Miguel Gilpérez López
President of the Board of Directors

Item 3.

TELEMIG CELULAR S.A. CNPJ/MF nº 02.320.739/0001-06 - NIRE 31.300.012.999 Publicly-held Company with authorized capital stock

NOTICE TO SHAREHOLDERS

We hereby inform the shareholders that the General Shareholders’ Meeting of the Company scheduled for July 14, 2009, at 10:00 AM for the purpose of resolving the terms and conditions of the merger of shares of the Company into Telemig Celular Participações S.A. (“Corporate Restructuring”), as described in the Notices of Material Fact published on March 23, 2009 and on May 29, 2009, has been rescheduled for July 27, 2009, at 10:00 AM, in light of the procedures for the registration of the Corporate Restructuring with the Securities and Exchange Commission – SEC, as set forth by the rules of such North-American commission. These procedures are required because of the negotiation at the New York Stock Exchange of ADRs issued by Vivo Participações S.A. and by Telemig Celular Participações S.A.

We also announce that the call notice for the above-mentioned shareholders’ meeting was released today with all the specific information regarding its new date and with the same agenda of the call that was previously published.

Belo Horizonte, 08 de julho de 2009.

Ernesto Gardelliano
Investor Relations Officer

TELEMIG CELULAR S.A. CNPJ/MF nº 02.320.739/0001-06 - NIRE 31.300.012.999 Publicly-held Company with authorized capital stock

Extraordinary General Shareholders’ Meeting

Call Notice

The shareholders are hereby summoned to attend to the Extraordinary General Shareholders’ Meeting of the Company to be held at 10:00 a.m. on July 27, 2009, at the head office of the Company, in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, in order to resolve the issues raised in the Notices of Material Fact that were published on March 23, 2009 and on May 29, 2009 (“Notices of Material Fact”) according to the following agenda:

(a)           analyze and resolve the terms and conditions of the draft of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of the Company and of Telemig Celular Participações S.A. (“TCP”), in connection with the merger of it shares into TCP for the conversion of the Company into a wholly-owned subsidiary of TCP, as described in the Notices of Material Fact;

(b)           ratify the retention, by the managers of the Company and TCP: (i) of the specialized company Citigroup Global Markets Inc., enrolled with CNPJ/MF under No. 05.986.949/0001-48 (“Citi”), for the valuation of the Company and TCP, based on their respective economic values; (ii) of the specialized company Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) to (a) evaluate the net worth of the Company and TCP at market prices; and (b) evaluate the shares of the Company and TCP for the purpose of setting forth the capital increase of the respective merging companies of shares of TCP and the Company; and (iii) of the independent specialized company Ernst & Young Auditores Independentes SS. (“Ernst & Young”) to evaluate the net worth of the Company and TC, based on their respective book values;

(c)           analyze and resolve the valuation reports mentioned on item (b) above; and

(e)           determine the exchange ratio of shares of the Company for new shares to be issued by TCP, with the conversion of the Company into a wholly-owned subsidiary of TCP.

GENERAL INSTRUCTIONS:

(a)           The powers of attorney granted by shareholders of the Company, for representation at the meeting, shall be deposited at the head office, at Rua Levindo Lopes, 258, up to 48 hours before the Shareholders’ Meeting is held;

(b)           The shareholders that are part of the Fungible Custody of Registered Shares of the Stock Exchanges and that intend to attend to this meeting shall deliver a statement containing their corresponding equity interests in the Company, dated up to 48 hours before the date of the meeting.

(c)           The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item (a) above and, additionally, may also be viewed at the websites of Investors Relations and BM&F BOVESPA.

Notice pursuant to the rules of the U.S. Securities and Exchange Commission, or SEC: This Call Notice is only information distributed by Telemig Celular S.A. to its shareholders in connection with actions to be taken by such shareholders at an Extraordinary General Meeting of the Company and it is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

Telemig Celular S.A. informs the U.S. holders of common and preferred shares of the Company that a preliminary registration statement has been filed and that a final registration statement will be filed with the SEC in connection with the transactions described in the Call Notice. The U.S. holders of common and preferred shares of the Company are highly encouraged to read the applicable U.S. prospectus/information statement (preliminary version already filed and final when available) and the documents incorporated by reference therein, as such documents will contain important information. The U.S. prospectus/information statement addressed to the U.S. holders of common and preferred shares of the Company has been filed in preliminary form and will be filed in final form with the SEC as part of the Registration Statement on Form F-4 of Vivo Participações S.A. and of Telemig Celular Participações S.A. Investors and security holders may obtain a free copy of the U.S. prospectus/ information statement applicable (preliminary already filed and final when available) and other documents filed by the Company with the SEC at the SEC website, www.sec.gov. A copy of the applicable U.S. prospectus/information statement (preliminary already available and final when available) can also be obtained free of charge from Vivo Participações S.A. and from Telemig Celular Participações S.A.

Belo Horizonte, July 8, 2009.

__________________________________
Luis Miguel Gilpérez López
President of the Board of Directors

VIVO PARTICIPAÇÕES S.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVO PARTICIPAÇÕES S.A.

Date:	July 10, 2009	By:	/s/ Ernesto Gardelliano
			Name:	Ernesto Gardelliano
			Title:	Investor Relations Officer